June 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Errol Sanderson; Pamela A. Long

Re:	WHX Corporation Registration Statement on Form S-3 Filed on April 24, 2009 File No. 333-158769

Dear Mr. Sanderson and Ms. Long:

We acknowledge receipt of the letter of comment dated May 8, 2009 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matters.  We also appreciate the time allotted by the Staff to discuss certain aspects of the Comment Letter.  We have reviewed the Comment Letter with WHX Corporation (“WHX” or the “Company”) and, consistent with our conversation with the Staff, provide the following supplemental response on its behalf.  Enclosed for your reference, please find a paper copy of Amendment No. 1 to the Registration Statement on Form S-3 filed on the date hereof (the “Shelf Registration Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Shelf Registration Statement.

General

1.	Please file all omitted exhibits including 1.1, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9. We may have additional comments once you file these exhibits.

As discussed and agreed with Mr. Sanderson, the Shelf Registration Statement has been revised in response to the Staff’s comment to file the Form of Debenture Indenture as Exhibit 4.6 to the Shelf Registration Statement.  Consistent with the Staff’s position set forth in Question 212.19 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations (the “CD&Is”), the Company will disclose the specific terms of any series of debt securities that may be offered under the Indenture in a prospectus supplement and in a supplemental indenture at the time of any such offering.

June 12, 2009

The Company intends to file any other exhibits that would be required under Item 601(b)(4) of Regulation S-K relating to the terms of any offering that may be conducted under the Shelf Registration Statement, including the remainder of the exhibits referenced in the Staff’s Comment No. 1, by means of either (i) a post-effective amendment to the Shelf Registration Statement or (ii) as exhibits to a document filed under the Securities Exchange Act of 1934, as amended, such as a Form 8-K, and incorporated in the Shelf Registration Statement by reference, in either case at such time as the definitive terms of any such offering are established.

The Company notes that the Staff has indicated in Question 212.12 of the CD&Is that a company issuing securities on a delayed basis under Rule 415(a)(1)(x) may file the underwriting agreement as an exhibit under cover of Form 8-K in connection with an offering under a shelf registration statement.  Accordingly, the Company also intends to file any Underwriting Agreement that may be executed in connection with the offer and sale of securities under the Shelf Registration Statement as an exhibit to a Form 8-K filed in connection with a shelf takedown.

Closing

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman, Esq.
Adam W. Finerman, Esq.
cc:           Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604